Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.1

Date

1.2

Overview

1.2.1

Idaho-Maryland Mine, California

1.2.2

Stewart and Jazz Properties, British Columbia

1.2.3

Rozan Property, British Columbia

1.2.4

Market Trends

1.3

Selected Annual Information

1.4

Results of Operations

1.5

Summary of Quarterly Results (Unaudited)

1.6

Liquidity

1.7

Capital Resources

1.8

Off-Balance Sheet Arrangements

1.9

Transactions with Related Parties

1.10

Fourth Quarter

1.11

Proposed Transactions

1.12

Critical Accounting Estimates

1.13

Critical accounting policies and changes in accounting policies

1.14

Financial Instruments and Other Instruments

1.15.1

Other MD & A Requirements

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

1.15.3

Disclosure of Outstanding Share Data

Other Information

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

The Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext™ Process, resources, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext™ Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the products that may be produced. Other factors that affect both the exploration and development and the research and development of the Ceramext™ Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2006, and the unaudited interim consolidated financial statements for the nine months ended September 30, 2007.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is November 27, 2007.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and has also been engaged in conducting research and development to commercialize the Ceramext™ Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The development of the Ceramext™ Process has been curtailed until the Company is able to finance the research and development separately from the permitting of the Idaho-Maryland Gold Property (“I-M Project”) in Grass Valley, California.

The following is a brief summary of its activities in the first nine months of 2007 (“fiscal 2007”)

•

Emgold’s loss for the nine months ended September 30, 2007 (“fiscal 2007”) was $3,574,482 or $0.04 per share compared to a loss of $3,924,871 or $0.06 per share in the nine months ended September 30, 2006 (“fiscal 2006”).

•

During fiscal 2007, cash used for operations and working capital was $3,206,859 compared to $3,589,105 in fiscal 2006.

•

Exploration expenditures on the Company’s mineral property interests totalled $2,134,473 in fiscal 2007 compared to $1,349,843 in fiscal 2006.  Exploration expenditures, which are expensed by the Company, were incurred on the following mineral properties in fiscal 2007, with the comparative fiscal 2006 numbers in parentheses:  Idaho-Maryland - $1,778,510 ($1,347,011), Rozan - $9,225 ($210), Stewart – $337,386 ($2,369), and Jazz - $9,352 ($253).

•

During fiscal 2007, the Company spent $506,778 ($1,179,000) on research and development of the Ceramext™ process.  Expenses incurred include amortization and prototype materials for research - $60,524 ($127,068); Ceramext™ process royalties - $60,000 ($30,000); consulting fees - $4,780 ($32,348); marketing and commercialization - $599 ($25,091); consumable materials $720 ($32,434); site costs - $86,792 ($123,460); sample preparation - $680 ($51,909); engineering - $286,582 ($726,800) and transportation - $6,101 ($29,890).

•

Currently the Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project in Q4 2008.

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, United States.

In December 2006 the Company completed a private placement financing which included 2,238,000 flow-through units issued at Cdn$0.38, or Cdn$850,440, each unit comprised of one flow-through (“FT”) share and one-half of one non-flow-through (“NFT”) share purchase warrant, exercisable for two years at a price of Cdn$0.50.  The FT proceeds have been used for exploration on the Company’s properties in British Columbia, which are in the early exploration phase.  To September 30, 2007, the Company has expended $369,029 on exploration of its Canadian properties before recoveries.

Emgold believes that a minimum of Cdn$8 million is required to complete the permitting for the I-M Project, based on its current budget estimates.  This may be subject to change, due to the estimates made by the Company, and the uncertainty in permitting processes.

At September 30, 2007, the Company had completed two tranches of a four-tranche private placement with a final total of 72,730,236 units at a price of $0.11 per unit.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of $0.15 per Warrant Share.  At September 30, 2007, 54.454.069 common shares were issued pursuant to the private placement.

Subsequent to September 30, 2007, an additional 18,276,167 common shares were issued.  In addition, 18,276,167 warrants were issued, and 1,150,480 Finder’s Options were issued, with the exercise terms as noted above.

The Company has previously announced that it is separating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into a company independent of Emgold.  This will allow Golden Bear to pursue opportunities for growth on a global basis and to obtain financing to commercialize the Ceramext™ process and construct its first production plant.  Emgold will retain the right to employ this technology in connection with the operation of the I-M Project.  Emgold is providing interim funding to Golden Bear as necessary to complete the separation, maintain the patents and intellectual property portfolio, and maintain the Ceramext™ license agreement until the separation is completed and Golden Bear is independently financed.

Emgold has also reduced its overhead and administrative expenses by eliminating costs not considered essential to its ongoing permitting and exploration activities.

Board and  Management Restructuring

On August 1, 2007, the Company announced the appointment of Mr. Stephen J. Wilkinson as an additional independent director of the Company, effective immediately.  The Company also accepted the resignation of William J. Witte, P.Eng., as President and Chief Executive Officer of Emgold.  Mr. Witte will continue to serve, however, as a director of Emgold and President of the Company’s wholly owned subsidiary, Golden Bear, with responsibility for financing and the further development of Golden Bear.  Ian Chang and David Sinitsin are no longer Vice-Presidents of Emgold, but remain as officers of Golden Bear.  John K. Burns has resigned as a director and Chairman of Emgold and subsidiary companies.  Other than providing any funding necessary to maintain its patents and intellectual property portfolio and to preserve its investment in the proprietary Ceramext™ technology held by Golden Bear, Emgold ceased all activities associated with the further development of the Ceramext™ technology in early 2007, but will retain the right to employ this technology in connection with the operation of the I-M Project.

The Board has appointed an Executive Committee comprised of Sargent Berner and Kenneth Yurichuk to carry out the duties and assume the responsibilities of the Chief Executive Officer and Chairman of the Company.  David Watkinson, P.Eng., formerly the VP, Operations Emgold, has also been appointed President and Chief Operating Officer of Emgold and will also serve as President and Chief Executive Officer of the Idaho-Maryland Mining Company, with primary responsibility for pursuing the ongoing permitting process for the I-M Project.

1.2.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956 and is the second largest historical underground gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

In fiscal 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the Idaho-Maryland Mine.  Other land parcels were acquired in addition to the Idaho-Maryland Mine and form the Idaho-Maryland Gold Property.  The revised agreement for the Idaho-Maryland Mine extends the purchase option exercise date from May 31, 2007, to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged.  Emgold agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease, of which all the payments have been made for fiscal 2007.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement in February 2007, in addition to the last remaining option payment of $25,500, also paid in February 2007.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.

Emgold intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  Emgold’s permitting application includes not only the dewatering and exploration of the mine, but also the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005.  Throughout the permitting process, there will be associated expenditures as the Company responds to requests made by the City, County, State and Federal regulatory authorities.  The permitting process has been divided into three phases, the Master Environmental Assessment, the Initial Study, and the Environmental Impact Report.  This will be followed by the issuance of the Conditional Mine Use Permit by the City.  Emgold will also have to obtain a number of other operating permits once the Environmental Impact Report has been completed.

Subsequent to the initial permit applications, the City completed the Master Environmental Assessment in June of 2006.  Based on the comments in the Master of Environmental Assessment, comments received from the City, public comments received as part of IM’s community relations program, advances in the Ceramext™ technology development, and advances in the computer modeling and mine planning being done by IM staff, Emgold elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit applications and has commenced work to complete the Initial Study.  It is expected the Initial Study will be completed by November 2007 and the Environmental Impact Report will be completed by July of 2008.  It is expected that the Conditional Mine Use Permit will be issued by the City within 60 days of the EIR being completed.

To date in 2007, contracts have been awarded by the Company to independent consulting and engineering firms for architectural services, visual impact analysis, a revised lighting plan, geotechnical drilling and environmental sampling, an updated traffic study, updated noise analysis, flora, fauna and a continuation of a tree survey.  Water sampling of wells and surface water courses is ongoing.  Additional contracts will be awarded as plans are finalized.  Emgold also reimbursed the City and its consultants for work they do in the permitting process and agreements are in the place with the City outlining the amounts of such payments.

A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Upon receipt of the Conditional Mine Use Permit and other operating permits, Emgold plans to dewater, rehabilitate, and commence exploration of the historic mine workings with the objective of expanding the existing Canadian National Instrument 43-101 (“NI 43-101”) compliant gold resource at the I-M Project.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration

Resource and Geology Update

Existing mineral resources consist of 216 resource blocks that were defined in a NI 43-101 Technical Report completed in November 2004 and subsequent geologic modeling by Emgold’s geologists.

Current resources are:

•

Measured and Indicated:  1.67 million tons @ 0.28 opt = 472,000 ounces gold

•

Inferred:  2.57 million tons at 0.39 opt = 1,002,000 ounces gold

The Company has assembled a large and valuable library of historical information about the project.  This information was used to establish a NI 43-101 gold resource as outlined above, and has indicated over 500 additional underground exploration targets.  Currently, work is underway to lay out the drill program for underground exploration planned to commence once the mine is permitted and dewatered.

The total inferred mineral resources have now surpassed one million ounces of contained gold.  The inferred total resource using the historic Mine Call Factor (“MCF”) of 1.44 includes 43,000 tons with an average grade of 0.93 ounces of gold per ton (“opt”) to contain 40,000 ounces of contained gold.  An additional 5,000 tons grading 2.05 opt increases the total inferred contained gold to 1,002,000 ounces.  The mine also has a measured and indicated resource consisting of 1,666,000t grading 0.28 opt using the MCF to contain 472,000 contained ounces as presented in the Company’s November 2004 Technical Report prepared by Amec Americas Ltd.

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology in 2003 because of its potential to provide a tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if it is utilized at the I-M Project.  Emgold has since developed this technology to the pilot plant stage and is ready to be commercialized.

There is a global business opportunity to process a wide range of siliceous waste to produce high quality stone and ceramic building materials.  Materials that have been successfully treated with the process include fines from aggregate quarries, waste from metal and industrial mineral mines, and fly ash from coal fired power plants.  All these materials are waste by products of production processes and the materials are currently disposed of in landfills.  The products produced by Golden Bear (floor tile, wall tile, roof tile, etc.) are 100% recycled material and considered green building products.  They will also qualify for LEED credits.

Advance royalties are payable in fiscal 2008 (Payments due in fiscal 2007 have been made).  Payments are currently $20,000 per quarter, increasing to $40,000 per quarter in Q2 2008.  Work is ongoing to obtain U.S. patents, and work on international patents is scheduled to commence in Q4 2007.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement, as amended, to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company has earned 100% interest in the property by making payments totaling Cdn$150,000 and issuing 200,000 common shares.  In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement, Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.  Trenching and drilling work is ongoing on the properties and exploration work will be completed in Q4 2007.  Results from drilling are expected in Q1 2008.

1.1.3

Rozan Property, British Columbia

The Company holds a 100% interest in the Rozan property, subject to a net smelter return royalty of 3%, in a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  Trenching and drilling work is ongoing on the properties and exploration work will be completed in Q4 2007.  Results from drilling are expected in Q1 2008.

1.1.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The London gold fix in 2006 averaged $603.46 per ounce and has averaged $808.30 per ounce to November 27 in 2007.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 2,925,022	$ 3,737,703	$ 1,651,513
Mineral property interests	910,672	859,531	797,956
Other assets	428,956	530,109	499,278
Total assets	4,264,650	5,127,343	2,948,747

Current liabilities	450,721	601,143	458,949
Preference shares	626,724	613,871	577,529
Capital lease obligation	31,504	--	--
Shareholders’ equity	3,155,701	3,912,329	1,912,269
Total shareholders’ equity and liabilities	$ 4,264,650	$ 5,127,343	$ 2,948,747

Working capital	$ 2,474,301	$ 3,136,560	$ 1,192,564

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs	1,590,754	1,769,659	998,631
Exploration costs	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)
Loss for the year	5,124,327	5,245,165	5,446,629

Loss per share – basic and diluted	$0.08	$0.09	$0.12
Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835
Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Emgold’s loss in fiscal 2007 was $3,574,482, or a loss per share of $0.04, compared to a loss of $3,924,871, or a loss per share of $0.06 in fiscal 2006.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Expenses
Amortization	$ 19,792	$ 22,168	$ 65,194	$ 64,652
Accretion of debt portion of preference shares	3,282	3,668	9,330	10,858
Ceramext™ process research	179,988	458,999	506,778	1,179,000
Exploration expenses	877,074	467,742	2,134,473	1,349,843
Foreign exchange loss	58,508	1,322	72,908	24,732
Finance expense	13,971	13,019	39,910	37,179
Legal, accounting and audit	(1,041)	13,209	85,909	61,795
Management and consulting fees	15,139	8,070	33,838	50,331
Other consulting fees	--	--	18,844	28,309
Office and administration	79,908	96,083	242,092	383,681
Salaries and benefits	104,841	126,229	363,775	522,796
Shareholder communications	40,907	33,788	166,848	153,247
Travel	22,243	11,300	90,287	97,152
Loss before interest income	1,414,612	1,255,597	3,830,186	3,963,575
Interest income	(5,754)	(2,810)	(33,970)	(38,704)
Loss for the period before income taxes	1,408,858	1,252,787	3,796,216	3,924,871
Income tax expense (recovery)	26,317	--	(221,734)	--
Loss for the period	1,435,175	1,252,787	3,574,482	3,924,871

Loss per share – basic and diluted	$ 0.02	$ 0.02	$ 0.04	$ 0.06
Weighted average number of common shares outstanding	85,535,082	65,654,084	84,357,802	65,923,632
Total common shares outstanding at end of period	138,213,475	67,117,301	138,213,475	67,117,301

During fiscal 2007 the Company earned interest income of $33,970 on excess cash balances compared to $38,704 in fiscal 2006.  The decrease was due to interest earned on higher cash balances held in fiscal 2006.

General and administrative expenses:

Legal, accounting and audit fees increased from $61,795 in fiscal 2006 to $85,909 in fiscal 2007.  Fiscal 2007 legal, accounting and audit costs, as expected, are higher than fiscal 2006 levels due to continuing and increasing regulatory and reporting requirements.  Audit fees are increasing and will likely continue to increase due to changing accounting policies and audit requirements placed on auditors by the Canadian Public Accountability Board.

Office and administration expenses in fiscal 2006 of $383,681 decreased to $242,092 in fiscal 2007.  These include telephone, courier and other direct costs.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.  The Company also sold equipment for a gain of $3,298 in fiscal 2007, which has been offset against office and administration expenses.  These expenses are expected to be lower, due to the reduced number of employees in Grass Valley.

Management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, until June 2006.  Also included in consulting fees is Cdn$36,500 paid in fiscal 2007, compared to Cdn$26,000 in fiscal 2006 paid to Kent Avenue Consulting Ltd., a private company controlled by a director of the Company.  The fees to Kent Avenue Consulting Ltd. are paid through LMC Management Services Ltd. (“LMC”).

A foreign exchange loss of $24,372 in fiscal 2006 compares to an exchange loss of $72,908 in fiscal 2007.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuation, which total $109,653 in fiscal 2007.  Most of the Company’s funds have been held in Canadian dollars, with most expenditures incurred by the Company are paid in United States dollars.

Salaries and benefits of $522,796 in fiscal 2006 decreased to $363,959 in fiscal 2007.  During the period ended September 30, 2007, employees that primarily worked in the ceramics development were laid off and approximately $37,631 was paid in severance and vacation costs.  The severance included in salaries and benefits is $8,997.

Shareholder communications costs of $153,247 in fiscal 2006 compare to $166,848 in fiscal 2007.  The Company has decreased shareholder communication costs although it is necessary to maintain the Company’s website, news release dissemination, and other related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  Other costs included are transfer agent, regulatory and filing fees, which have increased in fiscal 2007.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The Company was paying MBC a monthly fee of $5,000.  In fiscal 2007, $37,500 was paid to MBC, before termination of the contract, compared to $65,032 in fiscal 2006, which included a mailing campaign.

Travel expense decreased from $97,152 in fiscal 2006 to $90,287 in fiscal 2007.  Travel by Vancouver personnel to Grass Valley decreased due to the hiring of a Vice President of Operations based in Grass Valley.  Mr. Watkinson is now President and Chief Operating Officer of the Company. Decreased interoffice travel was offset by travel related to financing activities.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing.  Although there are no assurances that management’s plan will be realized, management believes that it will be able to secure the necessary financing to continue operations into the future, although at the date of this interim report no financing has yet closed.  Although there are have been over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California as the worst jurisdiction for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.   The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.  At September 30, 2007, and as at the date of these interim financial statements, the Company has incurred severance costs related to several employees of the Company.  The Company has incurred severance costs for two officers of the Company that were paid in the fourth quarter.  The final severance payment for the three officers of the Company, including the two noted above, is not known at this time, but will total at a minimum, Cdn$360,000.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

Exploration expenses

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 2,406	$ --	$ 2,465	$ --
Geological and geochemical	115,663	220,060	366,853	611,524
Land lease and taxes	75,000	56,038	215,844	116,578
Mine planning	225,121	157,393	916,623	411,790
Site activities	89,015	31,747	236,255	193,421
Transportation	2,464	1,498	4,470	13,698
Incurred during the period	509,669	466,736	1,778,510	1,347,011
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	9,265	172	9,534	228
Site activities	81	--	125	25
Assistance and recoveries	--	--	(307)	--
Incurred during the period	9,346	172	9,352	253
Rozan Property, British Columbia
Exploration costs
Assay and analysis	179	--	179	--
Drilling	1,629	--	1,629	--
Geological and geochemical	4,974	--	5,834	210
Site activities	1,368	--	1,619	64
Transportation	258	--	258	--
Assistance and recoveries	--	--	(294)	--
Incurred during the period	8,408	--	9,225	210
Stewart Property, British Columbia
Exploration costs
Assay and analysis	20,343	--	20,343	--
Drilling	262,044	--	262,044	--
Geological and geochemical	35,833	--	35,870	150
Site activities	5,349	--	5,512	150
Transportation	26,082	--	26,082	--
Assistance and recoveries	--	--	(12,465)	--
	349,651	834	337,386	2,369
Incurred during the period	$ 877,074	$ 467,742	$ 2,134,473	$ 1,349,843

Direct exploration expenditures on the I-M Project increased from $1,347,011 in fiscal 2006 to $1,778,510 in fiscal 2007.  All work by the Company in fiscal 2007 was focused on completing the first phase of the three-phase permitting process which concluded in June 2007 when the City completed the Master Environmental Assessment on the I-M Project in support of its initial permit application to the City of Grass Valley.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application and has commenced work to complete the next two phases in the process, with the objective of issuing a CMUP by June 2008.  Severance and vacation costs of $20,439 are included in the I-M Project expenses.

Planned expenses in fiscal 2007 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Various testing and sampling programs are underway to collect data to be used for environmental permitting.  A hydro-geological model of the I-M Project area has also been developed.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $2,832 in fiscal 2006 compared to $369,029, before government assistance and recoveries of $13,066 received in fiscal 2007.  All share and cash payments due in fiscal 2007 on the Company’s mineral property interests have been made to date.  At September 30, 2007, $369,029 in flow-through expenditures had been incurred on the Rozan, Stewart and Jazz properties, pursuant to a private placement of 2,238,000 flow-through common shares completed in December 2006, which provided Cdn$850,440 to the treasury in December 2006.  Additional expenditures will be incurred from September 30, 2007, to December 31, 2007.

Research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Ceramext™ Process Costs
Prototype materials for research	$ 18,715	$ 31,560	$ 60,524	$ 127,068
Ceramext™ process royalties and amortization of license fee and bench-scale research facility	20,000	10,000	60,000	30,000
Consulting fees	3,373	18,259	4,780	32,348
Consumable materials	--	5,481	720	32,434
Engineering costs	115,647	308,722	286,582	726,800
Marketing and commercialization	30	20,769	599	25,091
Sample preparation	--	16,443	680	51,909
Site costs	21,991	37,225	86,792	123,460
Transportation	232	10,540	6,101	29,890
Incurred during the period	$ 179,988	$ 458,999	$ 506,778	$ 1,179,000

In fiscal 2007 the Company incurred $506,778 in expenditures directly related to the development of the Ceramext™ Process compared to $1,179,000 in fiscal 2006.  Costs include $86,792 in site costs related primarily to the warehouse rental for the demonstration ceramics unit, and engineering costs include management time and planning related to the development of a business plan for the potential spin off of the ceramics activities as a separate business entity.  Severance and vacation costs of $8,195 are included in engineering costs and the Company has curtailed most of the development of the Ceramext™ Process except advance royalties and patent protection costs.

Three months ended September 30, 2007 (“Q3 2007”), compared to three months ended September 30, 2006(“Q3 2006”)

Emgold had a loss of $1,435,175 or a loss per share of $0.02 in Q3 2007, compared to a loss of $1,252,787, or loss per share of $0.02 in Q3 2006.

During Q3 2006 the Company earned interest income of $2,810 on excess cash balances compared to $5,754 in Q3 2007.  Interest income will increase in the balance of fiscal 2007 due to investment proceeds on an equity financing completed in October 2007.  The Company invests cash not needed for immediate operations in guaranteed investment certificates.

Legal, accounting and audit fees changed from $13,209 in Q3 2006 to a recovery of $1,041, as legal costs were recorded as share issue costs related to the financing completed in the third and fourth quarters of fiscal 2007.  Overall, accounting and legal fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in Q3 2006 of $96,083 compare to $79,908 in Q3 2007, a slight decrease.  Office and administration costs will likely stay at the same level in the fourth quarter.

Until June 30, 2006, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the former Chairman of the Company.  These payments are classified as management and consulting fees.  Also included in consulting fees in Q3 2006 is Cdn$9,000 paid to a private company controlled by Sargent H. Berner, a director of the Company.  This compares to Cdn$15,500 in Q3 2007.

A foreign exchange loss of $58,508 in Q3 2007 compares to an exchange loss of $1,322 in Q3 2006.  The debt portion of preference shares is denominated in Canadian dollars, and therefore is subject to exchange rate fluctuations.

Salaries and benefits of $126,229 in Q3 2006 compare to $104,841 in Q3 2007.  Severance costs of $3,875 are included in this amount.  Non-technical administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities is recorded in salaries and benefits.

Shareholder communications costs of $33,788 in Q3 2006 compare to $40,907 in Q3 2007.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  Michael Baybak was paid $12,500 in Q3 2007, when the contract was terminated, and $15,000 in Q3 2006.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2005
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	368,225	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	444,983	1,143,636	0.01
Third Quarter	179,988	509,669	8,408	349,651	9,346	357,550	1,435,175	0.02

Note 1:  General and administrative expenses do not include interest revenue, recovery of future income tax, or the write-down or recovery of mineral property interests.

Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to decrease nominally but will likely be at least $100,000 per month.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the I-M Project, and the development of the Ceramext™ Process.  Development of the Ceramext™ has been successful to the point that Golden Bear is ready to commercialize the process in advance of development of the I-M Project and separate funding is now being raised to construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the Master Environmental Assessment prior to proceeding with the Initial Study.

At September 30, 2007, the Company is able to meet all of its current obligations, and plans for the next fiscal year related to permitting, due to an equity financing completed in the last few days of the third quarter and in the beginning of the fourth quarter of fiscal 2007.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at September 30, 2007:

	October 1, 2007, to December 31, 2007	1-2 years	2-3 years	3-4 years	4-5 years	6th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 2,091	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 3,398	$ 35,547
Operating lease obligations	65,784	263,136	263,136	65,784	--	--	657,840
Idaho-Maryland property lease (1)	75,000	300,000	--	--	--	--	375,000
Mineral property option payments (1)	--	20,000	25,000	25,000	25,000	25,000	95,000
Ceramext™ royalties and payments	20,000	160,000	160,000	160,000	160,000	160,000	660,000
Purchase obligations (3)	--	5,194,127	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 162,875	$ 5,945,627	$ 456,500	$ 259,148	$ 193,364	$ 188,398	$7,017,514

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by approximately 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

At September 30, 2007, Emgold has capitalized $925,766 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has equipment with a book value of $304,043 at September 30, 2007.  Of this equipment, a book value of $203,013 is directly related to the ceramics process.

The Company has a capital lease, relating to a vehicle purchase, payable at $697 monthly.  Lease obligations were $5,365 for fiscal 2007 and $5,718 for a one-year period from September 30, 2007.

1.7

Capital Resources

At September 30, 2007, Emgold’s working capital, defined as current assets less current liabilities, was $4,465,601, compared to working capital of $2,474,301 at December 31, 2006.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry out its planned operations.  This includes the permitting process at the I-m Project and the exploration program on its Canadian exploration properties.  General operating and administration activities must also be funded, including audit, legal, shareholder communications, and the salaries of employees related to these activities.

At September 30, 2007, the Company had 138,213,475 common shares issued and outstanding, compared to December 31, 2006, when the Company had 83,759,406 common shares issued and outstanding.  At the end of both periods, the Company had issued 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  If unpaid dividends are paid in shares, this could result in additional dilution of approximately 335,000 shares at September 30, 2007.

During the nine months ended September 30, 2007, 18,360,000 warrants exercisable at a price of Cdn$0.70, expired, unexercised.  In addition, 463,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled and 125,000 stock options, exercisable at a price of Cdn$0.30, expired, unexercised.  Subsequent to September 30, 2007, 505,000 fully vested options, exercisable at prices from Cdn$0.60 to Cdn$1.00, were cancelled.

At September 30, 2007, the Company had completed two tranches of a private placement of a final total of 72,730,236 units (the “Units”) at a price of $0.11 per Unit.  Each Unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant. Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of $0.15 per Warrant Share.  At September 30, 2007, 54.454.069 common shares were issued pursuant to the private placement.

Finder’s fees to eligible finders (the “Finders”) were paid, equal to 8% of the proceeds raised by such Finders, and non-transferable options (the “Finder’s Options”), equal to 8% of number of Units sold by such Finders were also issued.  Each of the Finder’s Options is exercisable to acquire a Unit of the Company (the “Finder’s Units”) at a price of $0.11 per Finder’s Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder's Option at a price of $0.15.  At September 30, 2007, 3,831,323 Finder’s Units were issued.

Subsequent to September 30, 2007, an additional 18,276,167 common shares were issued and 1,150,480 Finder’s Options were issued, with the exercise terms as noted above.

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted above.  The Company has produced stone and ceramic tiles using the pilot-plant facility in Grass Valley that were installed in a home/office complex constructed by a development partner in the research process.  If the Golden Bear Ceramics Company is unable to obtain financing for the development and construction of a larger-scale facility, the capital costs related to the equipment will have to written off.  This write-down would be approximately $203,013, less any proceeds that may be obtained on sales of used equipment.

Further financing will be required to advance the I-M Project and for general and administrative costs, when the CMUP is obtained.  The Company has warrants exercisable at Cdn$0.15 from the recently completed financing which may be exercised, and would provide the working capital necessary for future operations.

Plans for 2007 and 2008

The Company is focusing on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for commercialization of the Ceramext™ technology.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Risks

At September 30, 2007, it is estimated that it may require Cdn$8.0 million in total working capital to operate the Company over the next year, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project will be approximately $4,625,000, including internal and external costs and 15% contingency.  The award of the CMUP is expected to be completed in Q3 2008.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes underground exploration and possible mining and milling of ore.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Balances receivable from (d):	September 30, 2007	December 31, 2006
LMC Management Services Ltd. (a)	$ --	$ 235,410
	$ --	$ 235,410
Balances payable to (d):
LMC Management Services Ltd. (a)	$ 292,653	$ --
Directors, officers and employees	5,228	1,335
Preference shares	269,118	194,148
	$ 566,999	$ 195,483

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2007, $603,516 (2006 - $666,087) was paid n management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Consulting fees of Cdn$36,500 (2006 – Cdn$26,000) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These amounts are included in the services provided in (a) above.

(c)

Mr. Lang and Lang Mining Corporation are the holders of preference shares.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

Preference shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, beginning of period	3,948,428	$ 90,902
Reclassification of gold conversion option	--	(3,857)
Balance, end of period	3,948,428	87,045
Debt Portion of Class A Preference Shares	September 30, 2007	December 31, 2006
Balance, beginning of period	$ 626,724	$ 613,871
Accretion of debt	9,330	14,469
Foreign exchange (gain) / loss on debt	109,653	(1,616)
Reclassification of gold conversion option	3,857	--
Balance, end of period	$ 749,564	$ 626,724

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2007, $269,118 (December 31, 2006 - $194,148) in dividends payable has been accrued and is classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.  The adoption of the standards discussed in Note 2 resulted in the reclassification of $3,857 from the equity component of preference shares to the debt component of preference shares.

1.10

Fourth Quarter

Not applicable.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.2, 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

Disclosure not required as the Company is a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended December 31, 2006, and have been consistently followed in the preparation of the interim financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2007:

(a)

Section 3855 – Financial Instruments – Recognition and Measurement.  Section 3855 requires that all derivative financial instruments and financial assets, except those classified as held to maturity, must be measured at fair value.  Financial liabilities that are classified as held for trading must be measured at fair value; other classifications of liabilities are measured at amortized cost.  Investments classified as available-for-sale are reported at fair market value based on quoted market prices at the end of the period.  Unrealized gains or losses are excluded from earnings and reported as other comprehensive income or loss.  Investments subject to significant influence are reported at cost and not adjusted to fair market value.  Under this new standard, the valuation of the preference shares attributable to the gold-conversion option is more appropriately classified as a non-current liability.  As a result, $3,857 has been moved from the equity component of the preference shares to the debt component of the preference shares.

(b)

Section 1530 – Comprehensive Income.  Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(c)

Transition adjustment to opening balance. The adoption of Sections 1530 and 3855 impacts the opening equity and losses of the Company.  The cumulative translation adjustment of $577,456 has been included in the transition adjustment to opening balance.  There would be no income tax impact resulting from adjustments arising from comprehensive income as there are unrecorded income tax assets that would result in no income tax being payable.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, the debt component of preference shares and the current and non-current portion of capital lease obligations.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  To date the Company has not made use of currency hedges.

With the exception of the preference shares and the related dividends, the fair value of these financial instruments approximates their carrying value.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013, and as such, reflects the fair value of the instrument.

1.15.1

Other MD & A Requirements

See the unaudited interim consolidated financial statements for the periods ended September 30, 2007 and 2006.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Interim Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 27, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 27, 2007

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

156,489,642 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2007

(expressed in United States dollars, unless otherwise stated)

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	428,000	October 12, 2011
$1.00	2,460,000	November 19, 2013
$0.90	1,770,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,454,069	Cdn$0.15	September 27, 2009
3,831,323	Cdn$0.11	March 27, 2009
3,831,323*	Cdn$0.15	March 27, 2009
7,266,000	Cdn$0.15	October 5, 2009
425,680	Cdn$0.11	April 5, 2009
425,680*	Cdn$0.15	April 5, 2009
11,010,167	Cdm$0.15	October 12, 2009
642,400	Cdn$0.11	April 12, 2009
642,400*	Cdn$0.15	April 12, 2009
101,268,865

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

Other Information

Controls and Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

The Co-Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended September 30, 2007, and have concluded that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, was made known to them and reported as required, particularly during the period in which the interim filings were being prepared.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.